

June 5, 2015

Via E-mail
David Nowak
Managing Partner
BCP IV GrafTech Holdings LP
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario MJ5 2T3

> **Re:** **GrafTech International Ltd.**
> **Schedule TO-T Filed by BCP IV GrafTech Holdings LP and**
> **Athena Acquisition Subsidiary Inc.**
> **Filed May 26, 2015**
> **Schedule 13E-3 Filed by BCP IV GrafTech Holdings LP, Athena**
> **Acquisition Subsidiary Inc. and GrafTech International Ltd.**
> **Filed May 27, 2015**
> **File No. 005-45707**

Dear Mr. Nowak:

We have reviewed the filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO and Schedule 13E-3

General

1.   Please advise us why Brookfield Capital Partners IV L.P., Brookfield Capital Partners LLC and Brookfield Capital Partners Ltd. are not included as bidders or filing persons on the Schedule TO and filers on the Schedule 13E-3. Your response should address Rule 14d-1(g)(2) and the interpretation provided in Section II.D.2 of the November 14, 2000 Current Issues and Rulemaking Projects Outline, available at

https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. If you add additional filing persons in response to this comment, please note that all of the information required by Schedule TO must be included as to each new filing person.

2.   See our prior comment above. Provide the same analysis with respect to filer status on the Schedule TO and Schedule 13E-3 for Brookfield Asset Management Inc. If you do not believe this entity should be added as a filer, your response must describe the relationship between it and any other filers on either Schedule. We may have additional comments.

Exhibits

3.   Disclosure indicates that the "foregoing descriptions of the Confidentiality Agreement, Investment Agreement, Investment Limited Guarantee, Series A Preferred Stock Certificate of Designation, Series B Preferred Stock Certificate of Designation, Stockholder Rights Agreement, Registration Rights Agreement, Investment Limited Guarantee, Tender and Support Agreement, Amended and Restated Stockholder Rights Agreement and Limited Guarantee do not purport to be complete and are qualified in their entirety by reference to the applicable documents, copies of which are filed as exhibits to this Schedule TO." Please file the Limited Guarantee, Series A Preferred Stock Certificate of Designation, Series B Preferred Stock Certificate of Designation, Stockholder Rights Agreement, Registration Rights Agreement, and Amended and Restated Stockholder Rights Agreement as exhibits to the Schedule TO.

Offer to Purchase

General

4.   Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See Item 1008(a) of Regulation M-A.

Summary Term Sheet, page ii

5.   Please disclose in the Summary Term Sheet and in the Tender Offer section, where appropriate, the number of shares that must be tendered in order to satisfy the Merger Condition.

Is there a minimum number of Shares that must be tendered …, page v

6.   Please disclose here and in "Tender Offers – Section 11" the number of shares that must be tendered in order to satisfy the Minimum Condition.

Special Factors, page 3

1. Background of the Offer; Past Contacts or Negotiations with the Company, page 3

7.   We note the disclosure here that BAM engaged a consulting firm which provided contact information for a company representative. Indicate whether such consulting firm is a party referenced in Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. If so, please provide the required disclosure as to that entity and reports it may have prepared. Please revise or advise.

2. Purpose of the Offer; Plans for the Company, page 6

8.   Expand the discussion of the filing persons' reasons for the transaction, other than "to acquire an additional ownership interest" in the company, including the reasons for the timing of the transaction.

4. Position of the Purchaser and Acquisition Sub Regarding the Fairness of the Offer and the Merger, page 8

9.   Describe how the Purchaser and Acquisition Sub considered the other transactions being contemplated pursuant to the Investment Agreement, in addition to the Merger, in assessing the fairness of this proposed transaction.

10.   See our last comment above. The filers should address the reasons for the structure of the going private transaction, including all transactions contemplated under the Investment Agreement. See Item 1013 of Regulation M-A.

11.   Disclose the effect of the going private transaction on the filing persons' interest in the net book value and net earnings of the company. See the Instructions to Item 1013 of Regulation M-A.

6. The Merger Agreement; Other Agreements, page 12

12.   Disclosure indicates that the "Merger Agreement is not intended to provide you with any factual information about Purchaser, Acquisition Sub or the Company" and "[s]uch information can be found elsewhere in this Offer to Purchase." Disclosure also indicates that certain provisions of the merger agreement were made only for the purposes of the agreement and solely for the benefit of the parties to the agreement. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

7. Appraisal Rights, page 44

13.   Please disclose when shareholders will be provided with the statutory notice of appraisal rights and the timeframe for perfecting appraisal rights.

The Tender Offer, page 47

1. Terms of the Offer, page 47

14.   Disclosure indicates that any extension, delay, termination, or amendment of the offer will be followed "as promptly as practicable" by public announcement thereof. Please revise the reference to "as promptly as practicable" to conform to the requirements of Rule 14d-4(d)(1).

3. Procedures for Accepting the Offer and Tendering Shares, page 50

15.   Disclosure indicates that "[a]ll questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties." Disclosure also indicates that your "interpretation of the terms and conditions of the Offer … will be final and binding." Similar disclosure is included with respect to the form and validity of any notice of withdrawal. Please revise to clarify that security holders may challenge your determinations in a court of competent jurisdiction.

7. Certain Information Concerning the Company, page 55

16.   Disclosure indicates that "neither Purchaser nor Acquisition Sub assumes any responsibility for the accuracy or completeness of the information concerning the Company …." The filing persons may not disclaim responsibility for their disclosure. Please revise accordingly.

8. Certain Information Concerning Purchaser and Acquisition Sub, page 56

17.   Please disclose the information required by Item 1003(a) and (c) of Regulation M-A for each person specified in Instruction C to Schedule TO with respect to BCP IV GrafTech Holdings LP.

9. Source and Amount of Funds, page 57

18.   Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If you have no alternative financing plans, please state as much. Refer to Item 1007(b) of Regulation M-A.

11. Conditions of the Offer, page 57

19.   Disclosure indicates that the conditions may be waived by Purchaser and Acquisition Sub "in whole or in part at any time and from time to time, in the sole discretion of Purchaser and Acquisition Sub." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived as of a date at or before the expiration of the offer. Please revise your disclosure accordingly.

20.   See our last comment above. Disclosure indicates that the "failure by Purchaser and Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Also note that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response.

13. Fees and Expenses, page 62

21.   Please disclose the information required by 1007(c) of Regulation M-A.

14. Miscellaneous, page 63

22.   Disclosure indicates that the offer "is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." We note similar disclosure in the Letter of Transmittal. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(b)(2). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008) with respect to security holders located outside the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Michael J. Aiello, Esq.
        Jackie Cohen, Esq.
        Weil, Gotshal & Manges LLP